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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2014

Commission File Number 001-17863

CONTINENTAL ENERGY CORPORATION
(Translation of registrant’s name into English)

Unit 201, 2311 Tradition Way, Naples, Florida, U.S.A., 34105
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ] Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [   ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [   ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Exhibit

99.1	News Release Dated May 29, 2014
99.2	News Release Dated July 24, 2014
99.3	Amended MD&A For The Year Ended June 30, 2013
99.4	Amended MD&A For The Three Months Ended September 30, 2013
99.5	Amended MD&A For The Six Months Ended December 31, 2013
99.6	Amended MD&A For The Nine Months Ended March 31, 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Continental Energy Corporation
(Registrant)

Date: September 19, 2014	By:	/s/ Robert V. Rudman
	Name:	Robert V. Rudman
	Title:	Chief Financial Officer

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